UCI Holdings Limited	Exhibit 99.2

UCI Holdings Limited Reports Results of Operations for

First Quarter 2015

LAKE FOREST, IL May 12, 2015 – UCI Holdings Limited, the parent company of UCI International, Inc. (“UCI”), today announced UCI’s results for the first quarter ended March 31, 2015. The company reported net sales of $245.5 million compared to $251.6 million for the first quarter of 2014. The company, a leading manufacturer of vehicle replacement parts, reported that net sales increased in its filtration and cooling systems product lines, and declined in the vehicle electronics product line. Fuel delivery system product line net sales were unchanged.

Earnings before interest, taxes, depreciation and amortization, or EBITDA, as adjusted, was $9.1 million for the first quarter of 2015, compared to $23.1 million in the year-ago quarter. The reconciliation of net loss to adjusted EBITDA, a non-GAAP measure of financial performance, is set forth in Schedule A.

Net loss for the first quarter of 2015 was $12.3 million, including $1.7 million, net of tax, in special items, consisting primarily of costs of the company’s strategic review, new business changeover and sales commitment costs, business optimization costs, restructuring costs and other litigation costs. Excluding these items, adjusted net loss would have been $10.6 million for the quarter. Net loss for the first quarter of 2014 was $12.5 million, including $3.9 million, net of tax, in special items, consisting primarily of restructuring costs, new business changeover and sales commitment costs, and business optimization costs.

Separately, UCI Holdings announced on May 8, 2015 that it had entered into an agreement to sell its Wells vehicle electronics business to NGK Spark Plug Co., Ltd. for an aggregate amount of approximately $257 million, subject to certain adjustments based on closing date cash, indebtedness and working capital. The transaction is expected to close early in the third quarter of 2015, pending final regulatory approvals and the satisfaction of other customary closing conditions.

“As we noted in our release two weeks ago, our net sales were lower this quarter than the prior year quarter, primarily due to lower volume in our vehicle electronics business, offset by sales from new filtration wins,” said Bruce Zorich, Chief Executive Officer of UCI. “The new filtration wins, coming on the heels of our restructuring efforts in the business, carried higher costs due to manufacturing inefficiencies, negatively impacting Adjusted EBITDA for the quarter. The lower volume in our vehicle electronics business, as well as unfavorable mix, also affected our bottom line results.”

As of March 31, 2015, the company’s cash on hand was $33.6 million and total debt was $717.5 million.

Conference Call

UCI will host a conference call to discuss its results and performance on Wednesday May 13, at 11:00 a.m. Eastern Time (ET). Interested parties are invited to listen to the call by telephone. Domestic callers can dial (800) 637-1381. International callers can dial (502) 498-8424.

A replay of the call will be available from May 14 for a 14 day period, at www.uciholdings.com. Click on the UCI 2015 1st Quarter Results button.

About UCI International, Inc.

UCI International, Inc. is among North America’s largest and most diversified companies servicing the vehicle replacement parts market. We supply a broad range of products to the automotive, trucking, marine, mining, construction, agricultural and industrial vehicle markets. Our customer base includes leading aftermarket companies, as well as a diverse group of original equipment manufacturers.

Forward Looking Statements

All statements, other than statements of historical facts, included in this press release and the attached report that address activities, events or developments that UCI expects, believes or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements give UCI’s current expectations and projections relating to the financial condition, results of operations, plans, objectives, future performance and business of UCI and its subsidiaries. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They are subject to uncertainties and factors relating to UCI’s operations and business environment, all of which are difficult to predict and many of which are beyond UCI’s control. UCI cautions investors that these uncertainties and factors could cause UCI’s actual results to differ materially from those stated in the forward-looking statements. UCI cautions that investors should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law, UCI undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

For More Information, Contact:

Ricardo Alvergue, Chief Financial Officer (847) 482-4165

UCI Holdings Limited

Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

(in thousands)

	Three Months Ended March 31,
	2015	2014
Net sales
Third party net sales	$230,774	$237,314
Related party net sales	14,768	14,310

Total net sales	245,542	251,624
Cost of sales	227,518	219,057

Gross profit	18,024	32,567
Operating expenses
Selling, general and administrative	(16,961)	(18,159)
Amortization of acquired intangible assets	(5,511)	(5,547)
Restructuring costs, net	(329)	(4,109)

Operating (loss) income	(4,777)	4,752
Other expense
Interest expense, net	(9,218)	(18,951)
Miscellaneous, net	(2,441)	(1,558)

Loss before income taxes	(16,436)	(15,757)
Income tax benefit	4,171	3,215

Net loss	(12,265)	(12,542)

Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments	(7,744)	5,191
Pension and OPEB liabilities, net of tax	383	30

Total other comprehensive (loss) income	(7,361)	5,221

Comprehensive loss	$(19,626)	$(7,321)

UCI Holdings Limited

Condensed Consolidated Balance Sheets

(in thousands)

	March 31, 2015	December 31, 2014
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	$33,602	$44,468
Accounts receivable, net	210,591	216,473
Related party receivables	14,245	17,208
Inventories	228,560	230,924
Deferred tax assets	26,723	30,901
Other current assets	22,775	19,926

Total current assets	536,496	559,900
Property, plant and equipment, net	163,647	168,834
Goodwill	306,742	308,080
Other intangible assets, net	303,811	310,351
Deferred financing costs, net	10,787	11,578
Other long-term assets	741	1,380

Total assets	$1,322,224	$1,360,123

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$134,982	$143,618
Current maturities of long-term debt	33,164	23,166
Related party payables	3,714	2,450
Product returns liability	36,089	37,635
Interest payable	4,459	13,083
Accrued expenses and other current liabilities	52,310	50,869

Total current liabilities	264,718	270,821
Long-term debt, less current maturities	684,292	684,998
Pension and other post-retirement liabilities	97,418	97,720
Deferred tax liabilities	67,249	78,254
Long-term related party payables	101	101
Other long-term liabilities	2,491	2,648

Total liabilities	1,116,269	1,134,542
Contingencies
Shareholder’s equity
Common stock	320,038	320,038
Retained deficit	(65,159)	(52,894)
Accumulated other comprehensive loss	(48,924)	(41,563)

Total shareholder’s equity	205,955	225,581

Total liabilities and shareholder’s equity	$1,322,224	$1,360,123

UCI Holdings Limited

Condensed Consolidated Statements of Cash Flows (unaudited)

(in thousands)

	Three Months Ended March 31,
	2015	2014
Net cash used in operating activities	$(13,545)	$(27,426)

Cash flows from investing activities:
Capital expenditures	(6,153)	(10,576)
Proceeds from sale of property, plant and equipment	—	740

Net cash used in investing activities	(6,153)	(9,836)

Cash flows from financing activities:
Revolver borrowings	10,000	—
Debt repayments	(784)	(768)

Net cash provided by (used in) financing activities	9,216	(768)
Effect of exchange rate changes on cash	(384)	(35)

Net decrease in cash and cash equivalents	(10,866)	(38,065)
Cash and cash equivalents at beginning of period	44,468	76,619

Cash and cash equivalents at end of period	$33,602	$38,554

Schedule A

Reconciliation of EBITDA to Adjusted EBITDA

EBITDA, a measure used by our strategic owner to measure operating performance, is defined as net income (loss) for the period plus income tax expense (benefit), net interest expense, depreciation expense of property, plant and equipment and amortization expense of identifiable intangible assets. Adjusted EBITDA presented herein is also a financial measure used by our strategic owner to measure operating performance. Adjusted EBITDA is calculated as EBITDA adjusted to exclude items of a significant or unusual nature that cannot be attributed to ordinary business activities, such as business optimization costs, restructuring costs and costs related to implementation of cost sharing arrangements with FRAM Group. EBITDA and Adjusted EBITDA are not presentations in accordance with GAAP, or measures of our financial condition, liquidity or profitability and should not be considered as a substitute for net income (loss), operating profit or any other performance measures derived in accordance with GAAP or as a substitute for cash flow from operating activities as a measure of our liquidity in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. Additionally, we believe that issuers of high yield debt securities also present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. In addition, Adjusted EBITDA is used to determine our compliance with certain covenants, including the fixed charge coverage ratio used for purposes of debt incurrence under the indenture governing the Senior Notes and certain other agreements governing our indebtedness. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

Reconciliation of Net Loss to EBITDA and Adjusted EBITDA

(dollars in millions)

	Three Months Ended March 31,
	2015	2014
Net loss	$(12.3)	$(12.5)
Income tax benefit	(4.1)	(3.2)
Net interest expense	9.2	19.0
Depreciation and amortization expense	13.6	13.4

EBITDA	6.4	16.7

Strategic review costs	0.9	—
New business changeover and sales commitment costs	0.8	1.2
Business optimization costs	0.6	1.1
Restructuring costs, net	0.3	4.1
Other litigation costs	0.1	—

Adjusted EBITDA	$9.1	$23.1

Net sales	$245.5	$251.6
Adjusted EBITDA margin	3.7%	9.2%